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JK Williams Distilling

Distillery

8635 North Industrial Rd.
Peoria, IL 61615
Get directions
Opening hours unavailable
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JK Williams Distilling previously received $182,400 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 19
Discussion
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THE PITCH
JK Williams Distilling is seeking investment to accelerate go-to-market for retail and production of JK Williams Whiskey.
Generating RevenueAdding A LocationExpanding Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF.
REVIEW SPECIFICS
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THE TEAM
Andy
President and Managing Member

Mr. Faris has a long history of entrepreneurship, and most notably served as President – Americas for the Hardware.com subsidiary of the Simian Group, a $250 million distributor of networking products, from 2001 2015, whereas one of five shareholders, he was instrumental in establishing the most profitable segment of the company. This segment was spun off into a separate business, ProLabs Limited, in 2014. ProLabs has since received a significant private equity investment from Inflexion, a UK-based private equity firm, and merged with AddOn Networks of Tustin, CA to form Halo Technologies, the world's largest independent supplier of fiber optic and connectivity products. Faris has since sold his stake.

A native of Minneapolis, Faris also served on the Board of Directors of craft brewery Rahr & Sons Brewing, Ft. Worth, Texas, for 12 years. Faris holds a BA Journalism (Advertising) from the University of Wisconsin – Madison.

Stacy
Vice President and Counsel

Ms. Shunk, a licensed attorney with over 30 years of experience in commercial litigation, real estate, and insurance, with a career that includes almost 6 years with John Hancock Financial Services. A career highlight includes being a team leader in the settlement of a $500 million lawsuit against John Hancock, where she was instrumental in negotiating settlement agreements with plaintiffs. Shunk was also the Director of the Legal Fee Arbitration Board and Director of the Committee on Professional Ethics Committee at the Massachusetts Bar Association ("MBA"). During her time at the MBA, she also served as Assistant General Counsel.

A native of Madison, Wisconsin, Shunk lived and worked in Boston, Massachusetts for over 30 years. Shunk holds BA's in American History and Afro American Studies from the University of Wisconsin – Madison, and a JD from Suffolk University Law School in Boston, Massachusetts

Jeff
Head Distiller and Operations Director

After his global adventures in the military, Jeff landed in San Antonio, Texas, where his passion for brewing pivoted to the art and science of distilling. He enjoyed his time at Rebecca Creek Distillery making small-batch whiskey and vodka before he felt the need to explore another of his favorite spirits, rum.

In 2011, an opportunity opened at a start-up distillery in Massachusetts called Privateer. Here, Mr. Murphy was instrumental in launching the distilling of Privateer's brands of rum, including white rum and aged rum. Privateer Rum is still going strong and can be found in many stores around the country, including Illinois.

In 2012, he took his talents as Head Distiller to Louisiana Spirits, LLC, a start-up distillery in Lacassine, Louisiana. The company had recently started construction of its distillery where he played an integral role from the beginning and he and the team helped build its flagship brand, Bayou Rum, into the largest and most successful U.S. distiller of rum. While at Bayou, Jeff and the production team racked up more than 100 awards in spirits competitions around the world for their various rum brands.

In July 2018, Bayou Rum was fully acquired by Stoli Group USA. At this time, Jeff was promoted to Operations Director and tasked with overseeing and completing a multi-million-dollar expansion of Bayou's distilling facilities, which was successfully completed.

Jeff is extremely excited to be joining the JK Williams team and bring his highly respected background in distilling to Peoria. At JK Williams, he plans on continuing the Company's rich history in the production of small-batch bourbon and rye whiskey and promises to bring his flair for producing fine rum products as well.

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PRESS
The New Distillery Row

J.K. Williams Distilling, formerly of East Peoria, will reopen next spring with a new owner, location and fresh identity.

JK Williams Distilling to Bring Whiskey Vision to Life

Oct. 2, 2020 – Owners Andy Faris and Stacy Shunk announced the purchase of the historic JK Williams Distilling brand last spring and are now ready to launch the next step of their journey – releasing whiskey at retail and opening a 20,000 square foot warehouse and production facility located at 8635 North […]

JK Williams Distilling Gets a New Look

JK Williams Distilling has gotten a new lease on life and is now a new look. Last year, Andy Faris and Stacy Shunk announced the purchase of the historic Peoria, IL brand.

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OUR VISION

Andy's vision is to create an upscale yet approachable experience in the Riverfront district that feels like it's been here forever. The distillery will ultimately add to the already energetic and cool vibe, re-establishing Peoria's rightful place in U.S. whiskey-making history and elevating the JK Williams brand to national relevance.

Uncomproming quality craftsmanship handed down through four generations of JK Williams.
Revived and handcrafted by award winning Master Distiller, Jeff Murphy.
Critically acclaimed whiskeys from the Central Illinois region.
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Our Story

JK Williams, a young whiskey-making pioneer at the age of sixteen, developed his craft working various distilleries for two decades in the "Whiskey Capital of the World" on the riverbanks of Peoria, IL.

The Midwestern Region was rich with high-quality grains and a plentiful water source from the Illinois River which are key ingredients for high-quality whiskey making.

Just like J.K. in his day, the current Williams generation are raising families in Central Illinois while creating our own craft whiskey The great-great-grandsons of bootleg whiskey-making master J.K. Williams were thrilled to have access to J.K.'s recipe and the chance to start a long-overdue revival of craft whiskey-making.

In 2013, Jesse and Jon Williams felt a certain opportunity to bring craft whiskey-and bourbon-making back to the Peoria area. They desired to bring back the spirit of adventure that fueled the era of bootlegging during Prohibition. They wanted to make their great-great-grandfather proud of their craftsmanship and innovative spirits for which J.K. Williams was known around these parts.

In April 2019, Andy Faris and his fiancé decided to acquire the business, including the naming rights, distilling equipment, and an existing inventory of spirits.

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LOCATION

The Company is planning to relocate its retail operation to 6400 square feet of space in Peoria's Riverfront District. The building is currently empty and has been fully gutted by the previous owner. The unique building harkens back to Peoria's past as an industrial river city and is ideally located on the edge of the Illinois River. Built in the early 1900's, the building was a power substation so it is incredibly well-constructed with a handsome brick exterior and steel beams, thick concrete floors, and exposed brick interior (3200 square feet per floor).

Build out the tasting room and retail space on the first floor
Build out the second floor as rentable event space
The building boasts 1,839 square feet of exterior decks that overlook the water with exceptional views
Downtown Peoria is the business, government, health care and entertainment center of the city of Peoria and the five-county MSA.
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Previous
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GOLD ZEPHYR IS AWARDED GOLD BY USA SPIRITS RATINGS!

Gold Zephyr Straight Bourbon Whiskey recently received a Gold Medal at the 2020 USA Spirits Ratings Competition.

Spirits were awarded by an expert panel of judges who looked at a combined rating for quality, value, and packaging.
This is the first competition the JK Williams Distillery has entered since the re-launch of our fine whiskies.
We hope this only one of many to come.
Updates
MAY 11TH, 2021
Tasting Room Opening this Friday!

Hi Friends of JK Williams Distilling,

Just a friendly reminder that our brand new tasting room is opening this Friday and Saturday from 5-10:00pm at our distillery location -- 8635 N. Industrial Road in Peoria! Live music from The British Are Coming, along with food and drinks. We will have the stage set up on our lawn adjacent to the distillery, so make sure to bring a chair if you would like grab a spot our there. We look forward to seeing you and meeting any of you who we haven't had the privilege of meeting yet.

Our retail store inside the tasting room will also be open, so you will be able to purchase your favorite whiskey directly from us, along with other cool items.

Cheers,

The JK Williams Distilling Team

APRIL 27TH, 2021
FINAL CALL!

Hi Friends of JK Williams Distilling,

This is our FINAL CALL for our Mainvest capital raise. It closes out at the end of today, so it's not too late to jump on board if you haven't already.

Also, to clarify the opening of our Tasting Room North, this event is open to the public, so please bring your friends! May 14-15, 5-10pm both days. BYOC (Bring your own chair) and enjoy our grassy lawn with some great live music, food, and libations!

Thank you again for your fabulous support!

Cheers,

The JK Williams Distilling Team

APRIL 26TH, 2021
FINAL TWO DAYS OF MAINVEST CAPITAL RAISE!

Hi Friends of JK Williams,

We are in the final two days of our Mainvest capital raise and we're trying hard to hit $200,000! If you are still considering coming aboard, this is your final chance. We will not be extending the raise beyond this.

To everyone who invested, we can't thank you enough. To those of you who at least looked at us and considered it, but didn't, please stop by sometime in the future and join us for a drink nonetheless!

Final cool note -- we just were awarded a Silver Medal for each Gold Zephyr Bourbon and Stormy River Rye at the prestigious San Francisco World Spirits Competition! Woohoo! The official announcement is coming out on Wednesday.

Cheers,

The JK Williams Distilling Team

APRIL 22ND, 2021
Tasting Room Opening Announced! May 14-15! Save the dates!

Hi Friends of JK Williams Distilling,

We are delighted to announce that we will be opening the production facility tasting room at 8635 N. Industrial Road, Peoria 61615 on Friday and Saturday, May 14 and 15.

This will be a fun event with food and drinks available for purchase. We will also have a terrific band from Dallas -- The British Are Coming -- playing both nights. Hours will be 5-10pm each day.

If you are able to attend, and we would love to meet and enjoy a drink with each of you, make sure to bring your Bootician Society poker chip -- your first drink (inside the tasting room) is on us! Beer from Industry Brewing, wine, vodka, and gin drinks will be available for purchase from our catering partner, Cracked Pepper Catering.

Fingers crossed for great weather as we have plenty of space outside for you to bring your own chair and listen to some live music -- at last!

Cheers,

The JK Williams Distilling Team

APRIL 22ND, 2021
Welcome packets have shipped!

Hi Friends of JK Williams Distilling,

We are pleased to announce that the Bootician Society packets have all shipped. You should have these within a few days. Thank you for your patience on this!

Cheers,

The JK Williams Distilling Team

APRIL 14TH, 2021
Welcome packets have arrived....finally!

Hi Friends of JK Williams,

Apologies for the delay in sending out the welcome packets as promised. They finally arrived today. So, after some assembly and postage work, you will all be receiving Bootician Society packets shortly! This includes both the Goodfella level (formerly Barrel Club) and Scofflaw level (under $1500).

Thank you for your patience as we mail these out.

Final note: we are closing out our Mainvest fundraising campaign in 14 days, so if you have been thinking about participating and haven't yet, we encourage you to do so as we will closing this out for good at the expiration date. For those who are already aboard, thank you!

Cheers,

The JK Williams Distilling Team

APRIL 7TH, 2021
Stormy River Rye Whiskey named one of the 15 by The Infatuation website!

Hi Friends of JK Williams Distilling,

We received a wonderful mention as one of the top 15 rye whiskeys for 2021 today by the Infatuation website (www.theinfatuation.com)!

Here is the link: Best Rye Whiskeys 2021 - Recommendations - The Infatuation

As always, we appreciate your support!

Cheers,

The JK Williams Team

MARCH 23RD, 2021
JK Williams Stormy River Rye Whiskey Review on The Whiskey Wash!

Hi Friends of JK Williams Distilling,

We just received a very positive review of our 4-year old Stormy River Rye Whiskey on The Whiskey Wash.

Here is the link if you would like to check it out:

Whiskey Review: JK Williams Stormy River Rye - The Whiskey Wash

Thank you all for your continued support!

Cheers,

The JK Williams Distilling Team

MARCH 17TH, 2021
JK Williams on The Bourbon Show!

Hi Friends of JK Williams Distilling! Jeff Murphy, our head distiller, and I were honored to be interviewed recently by The Bourbon Show podcast on the ABV Network by hosts Jeremy, Steve, and Renee. You can hear our thoughts on where we are currently and where we're heading in the future.

Please have a listen -- our part takes some time to get to but it is not too long.

Here is the link: The Bourbon Show #110: Andy Faris and Jeff Murphy of J.K. Williams Distilling — The ABV Network

Cheers, Andy and the JK Williams Distilling Team

MARCH 11TH, 2021
Great review from BourbonVeach.com's Mike Veatch on both the Gold Zephyr and Stormy River!

Thank you to Mike Veatch from BourbonVeatch.com for reviewing our bourbon and rye. He is without a doubt one of the top voices in the whiskey business, so this is very cool. Check it out here:

https://bourbonveach.com/2021/03/10/tasting-with-mike-and-matt-j-k-williams-distillery-bourbon-and-rye/

Cheers,

The JK Williams Distilling Team

MARCH 9TH, 2021
Barrel Club to be renamed The Bootician Society!

Hi Friends of JK Williams Distilling!

We wanted to let everyone know that we are finalizing production of welcome packets. We are transitioning from the Barrel Club name to the Bootician Society effective immediately. Bootician is the term H.L. Mencken, the famed writer of the 1900's, coined for "master bootlegger", and we pay homage with this to our namesake J.K. Williams, who was exactly that. Regardless of your participation level, you will all receive welcome packets. For those participating at less than $1500, you will be designated as a Scofflaw. The Barrel Club will now be referred to as the Goodfella level, and the Founder's Club will now be referred to as the Capone Club. You will receive a poker chip and lapel pin that will reflect your level of membership. We are anticipating that this will be completed by the end of March.

The Barrel Club name will be resurrected when we start selling shares in individual barrels in the future. Stay tuned for more details!

As always, we appreciate your support!

Cheers,

The JK Williams Distilling Team

FEBRUARY 27TH, 2021
Reflecting on Mainvest

Hi Friends of JK Williams Distilling,

As I sit in my office on a Saturday and reflect on the cool platform and community that Mainvest represents, I can't help but think that this is a great and timely revolution. Mainvest to me represents a move away from the traditional forms of raising capital and banking, and allows people from all walks of life to participate in something larger, at whatever level. Calling it crowdfunding is an oversimplification because this does feel like a community to us, and our community is strong! Have a great weekend, and enjoy your friends and family, and perhaps a touch of bourbon. Cheers to you all!

FEBRUARY 10TH, 2021
A HUGE THANK YOU TO EVERYONE FOR ALL THE SUPPORT! WE HIT OUR INITIAL TARGET!

First, we want to give a huge shout out to all participants in our Mainvest capital raise! We hit the target that we originally set forth. In consultation with Mainvest, we have made the decision, due to the tremendous response, to continue a round 2 which will launch in a day or two. For those who were thinking about coming on board and didn't get the chance, this will be an ideal time to join the Friends of JK Williams Distilling. For all of you original friends, we just want to tell you how much we appreciate the goodwill that you have shown us. Pretty cool stuff! Cheers, The JK Williams Distilling Team

FEBRUARY 9TH, 2021
JK Williams Tasting with the Bourbon Alliance last night!

Hi Friends of JK Williams Distilling,

Please check out our virtual tasting with the Bourbon Alliance last night! Nice folks to get to know, and a bit of bourbon and rye is a great way to beat the cold temps!

Here is the link: JK Williams / The Bourbon Alliance - YouTube

Cheers,

The JK Williams Distilling Team

FEBRUARY 8TH, 2021
Another great review of our Gold Zephyr Bourbon and Stormy River Rye!

Check out the latest review of our bourbon and rye!

https://www.drinkhacker.com/2021/02/08/review-jk-williams-bourbon-and-rye/

Great to receive this positive feedback from the experts!

Cheers,

The JK Williams Distilling Team

FEBRUARY 3RD, 2021
"THERE ARE NO STRANGERS HERE, ONLY FRIENDS WHO HAVE NEVER MET"

Hi Friends of JK Williams Distilling! Our capital raise for JK Williams Distilling is quickly coming to a close. With only 7 days remaining, you can still invest with as little as $100, and every bit counts. We're basically "raising the barn" here with everyone's help! We've already raised $133,500 from 44 investors to accelerate go-to-market for retail and production of JK Williams Distilling. Wow! We are blown away by the support from people near and far, and not just from whiskey lovers. We can't wait to meet those of who we don't already know. As a sign said in pub in Dublin, Ireland that I saw many years ago ...."There are no strangers here, only friends who have never met". That's our philosophy here as well. Cheers to you all!

JANUARY 26TH, 2021
TWO WEEKS LEFT FOR ROUND ONE OF OUR CAPITAL RAISE!

Hi Friends of JK Williams Distilling! We have two weeks left in this round of our capital raise.

If you are considering participating, now is a great time to make the move and get signed up. We have a great group of people already on board, and we are looking for a big push of momentum to reach our goal! Please help us get the word out.

A huge thank you for everyone's tremendous support!

Cheers,

Andy and the JK Williams Distilling Team

JANUARY 13TH, 2021
Marching toward our goal!

Hello Friends of JK Williams Distilling! We can't thank you enough for your participation in our capital raise through Mainvest. We are starting to get some great traction as we march towards our goal! Please don't hesitate to contact me directly or on the discussion area of our page on Mainvest should you or your friends and colleagues have any additional questions.

Cheers,

Andy

DECEMBER 17TH, 2020
Great new video review of JK Williams from Bill Straub at Modern Thirst!

Bill Straub from Modern Thirst (www.modernthirst.com), a leading industry website dedicated to whiskey news and reviews, recently posted a great video review of JK Williams Distilling.

You can view it here: https://www.youtube.com/watch?v=4yDHfKuUN44

Cheers,

Andy Faris & the JK Williams Distilling team

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Website, rebranding, and marketing $4,200
Retail inventory for tasting room $2,100

Bottling of existing inventory and production restart $4,200
Contingency fund $1,250
Mainvest Compensation $750
Total $12,500
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,988,916	$3,643,621	$4,503,816	$5,474,546	$6,432,517
Cost of Goods Sold	$875,563	$1,780,572	$2,217,834	$2,693,843	$3,165,846
Gross Profit	$1,113,353	$1,863,049	$2,285,982	$2,780,703	$3,266,671

EXPENSES

Operating Expenses	$864,086	$1,086,574	$1,108,585	$1,131,118	$1,154,190
Brand Expenses	$110,896	$265,096	$306,370	$357,410	$404,920
Operating Profit	$138,371	$511,379	$871,027	$1,292,175	$1,707,561

This information is provided by JK Williams Distilling. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Offering Memorandum
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status

$12,500

TARGET

$50,000

MAXIMUM

This investment round closes on May 24, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Jk Williams Distilling, LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 0.1%-0.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Financial Condition
No operating history

J.K. Williams Distilling largely ceased operating before it was bought by the current owners. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Reliance on Management

As a securities holder, you will not be able to participate in J.K. Williams Distilling's management or vote on and/or influence any managerial decisions regarding J.K. Williams Distilling. Furthermore, if the founders or other key personnel of J.K. Williams Distilling were to leave J.K. Williams Distilling or become unable to work, J.K. Williams Distilling (and your investment) could suffer substantially.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Future Investors Might Have Superior Rights

If J.K. Williams Distilling needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Changes in Economic Conditions Could Hurt J.K. Williams Distilling

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect J.K. Williams Distilling's financial performance or ability to continue to operate. In the event J.K. Williams Distilling ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Limited Operating History

J.K. Williams Distilling is a newly established entity and has no history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of J.K. Williams Distilling to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. J.K. Williams Distilling competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from J.K. Williams Distilling's core business or the inability to compete successfully against the with other competitors could negatively affect J.K. Williams Distilling's financial performance.

Subordination

The Notes shall be subordinated to all indebtedness of J.K. Williams Distilling to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by JK Williams Distilling. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
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Please tell me more about...
Paul L. Chicago, IL a month ago

I am excited to attend this event and see the tasting room! Is the event I'm May family friendly? I'd love to see the facility and buy a couple bottles to support JK Williams along with my investment!

Reply
Andrew F. Peoria, IL a month ago JK Williams Distilling Entrepreneur

Hi Paul, yes the event will be family-friendly so bring your lawn chairs. The only proviso I would say is that there may be the occasional explicit lyrics in some of the tunes we're playing. Outside of that, all good on the family front. As we said yesterday, fingers crossed for beautiful weather! Cheers and thank you again for your support!

Reply
Carl O. Medford, NJ a month ago

I doubled my investment because I believe this business with not only succeed, but thrive.

Reply
Andrew F. Peoria, IL a month ago JK Williams Distilling Entrepreneur

Thank you, Carl! We appreciate your support and enthusiasm!

Reply
Justin L. Washington, IL a month ago

I received my welcome packet today and I am eagerly awaiting the tasting room opening in May. Exciting times ahead! I'm also curious about the status of the riverfront tasting/retail location. Any updates?

Andrew F. Peoria, IL a month ago JK Williams Distilling Entrepreneur

Hey Justin, we felt that due to the delays in the process, it would be important to open a production facility tasting room now as we work through the architectural plans and buildout of the riverfront. I'm pleased to say that the riverfront building is closing next week, and as soon as permits are approved, we will kick off renovation there. So, in the future, we will have Tasting Room North at the actual distillery, and then our primary public-facing tasting room/event space/retail space on the riverfront. Stay tuned for more exciting details. As always, thanks for being aboard!

Brian B. Paris, IL a month ago

I invested because I love bourbon and my daughter and future son-in-law live in Peoria.

Andrew F. Peoria, IL a month ago JK Williams Distilling Entrepreneur

Thanks, Brian! Great to have you aboard! Looking forward to meeting you.

Holly J. Peoria, IL 2 months ago

I invested because I want to help Peoria!!!

Andrew F. Peoria, IL 2 months ago JK Williams Distilling Entrepreneur

Holly, thank you so much for participating! We are excited to get rolling. Stay tuned for more details soon!

Robert K. Mount Prospect, IL 3 months ago

Excited to be a part of this and wish you all the best!

Andrew F. Peoria, IL 2 months ago JK Williams Distilling Entrepreneur

Hi Robert! We greatly appreciate your support and good to see some Chicagoland folks participating! Cheers!

Jeff E. Dalton, MN 3 months ago

I enjoy a nice glass of whiskey, with bourbon being my personal favorite. Glad to be a minor supporter of JK Williams.

Andrew F. Peoria, IL 3 months ago JK Williams Distilling Entrepreneur

Jeff, everything is major from our perspective. We can't thank you enough! Great to have some additional folks from the Great North participating! Cheers and I hope Spring is coming soon. We were in Minneapolis over Christmas and froze our tails off!

Chris S. Maywood, IL 3 months ago

I am happy to invest in something more local and with a product I appreciate.

Andrew F. Peoria, IL 3 months ago JK Williams Distilling Entrepreneur

Hi Chris, that is awesome and we appreciate you! Cheers!

Brian B. Paris, IL 3 months ago

I invested at the Barrel Club Level back in January and my investment was just deposited back to my checking account. Not sure what's going on - has anyone else had this happen?

Andrew F. Peoria, IL 3 months ago JK Williams Distilling Entrepreneur

Hi Brian, that is strange. Please let me check with Mainvest and I will advise later. Thanks!

Andrew F. Peoria, IL 3 months ago JK Williams Distilling Entrepreneur

Hi Brian, Isabel from Mainvest is checking into this now. Should be sorted today. Thank you for your patience!

Juliane M. South Bend, IN 3 months ago

Excited to be a part of helping a more locally owned and operated distillery!

Andrew F. Peoria, IL 3 months ago JK Williams Distilling Entrepreneur

Thank you, Juliane! We greatly appreciate your support!

Michael S. Forest, IN 3 months ago

Looking forward to enjoying your creations.

Andrew F. Peoria, IL 3 months ago JK Williams Distilling Entrepreneur

Thank you, Michael! Great to have you aboard! Cheers!

Greg B. Saint Louis, MO 3 months ago

I'm a whiskey-geek and would love to invest in a distillery making great whiskey, plus I'm in Saint Louis and close enough to visit on occasion. My question is about the Gold Zephyr. This was released as a 4-yr old whiskey, where did it come from? You haven't owned the distillery long enough to have distilled this product and age it 4-yrs or even have this contract distilled and age it for 4-yrs. It's advertised as your recipe, so I assume that is the mash bill matching the previous mash bill, but this has to be sourced from somewhere or left over product from the previous owner. I'm assuming the later, but then will you source whiskey after the previous stocks are gone until your own distillate is ready? I understand the plan for Gin and Vodka, but I'm more interested in the whiskey plan. Do you plan to release a 2-yr? 3-yr? Thanks... Greg...

Andrew F. Peoria, IL 3 months ago JK Williams Distilling Entrepreneur

Hi Greg, thank you for your interest in JK Williams Distilling! Our current releases of both the Gold Zephyr Bourbon and Stormy River Rye came from existing inventory that we acquired along with the distillery. We have enough inventory to make additional releases of both in 2021 and a small bourbon release in 2022. We also have inventory of American Whiskey and Single Malt, which we are looking to release later this year. Moving forward, we will be starting production again within 2-3 weeks for future release in 4 years. The mash bills we're using are the same recipes as the previous owners and we won't change those. However, you can look for us to source high quality whiskey and put our touches on that, from blending, proofing, to secondary finishes. This will be called the "Bridge Series" and will, as implied in the name, help us to bridge the gap between our inventories running out and having our new distillate ready for future release. Never say never, but it is not in current plans to release anything on the whiskey front that isn't aged at least 4 years. You are welcome to visit us anytime, and I would be happy to discuss our whiskey plans with you in more detail. Feel free to email me at andy@jkwilliamsdistilling.com and we can schedule a time to chat. Cheers, Andy

Robert T. Eden Prairie, MN 4 months ago

Bob and Karie love the Gold Zephyr. Big things ahead.

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Bob and Karie, thank you! Yes, indeed, we are planning for some big things ahead! Cheers!

Brian E. Peoria, IL 4 months ago

I invested because I am local to Peoria and support the small business. Of course, I do enjoy good whiskey.

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Brian, we appreciate your support and look forward to meeting you!

Roy G. Bloomingdale, IL 4 months ago

I have attempted to set up my investment. My bank was not in Mainvest's list of banks. Will my investment still be valid as the site say 2 to 3 days to validate. It's not like it is small bank.

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Roy, I will ensure that it is. Let me speak with Mainvest tomorrow to make this happen. Thank you for your support of JK Williams Distilling!

Roy G. Bloomingdale, IL 4 months ago

Thank you, someone from Mainvest saw my post and I was able to get approved. I have now been able to set my investment..

Gregory B. Taylorville, IL 4 months ago

Supporting a local distillery!

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Thank you, Gregory! Cheers!

Pamela J. Peoria, IL 4 months ago

I invested because we know Andy and Stacy and share their passion for whiskey. We are looking forward to the new facility just across the street from our condo!

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Thank you so much Pam! We greatly appreciate your support! Cheers!

Mark H. Brimfield, IL 4 months ago

Assuming this does get fully funded, how will we get more details about the Barrel Club? And on a side note, I do enjoy the Gold Zephyr and look forward to future offerings & the presence in Peoria!

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Mark, we will be sending out welcome packages including credentials and other details. after this round closes, probably in early March. Thank you regarding the Gold Zephyr! We are really proud of both offerings, but stay tuned for future news regarding our next whiskey release, which will likely be a wheated American whiskey. As always, THANK YOU for your support!

Nathan T. 4 months ago

Will investments only be collected if you reach your goal of $150k, or will they be collected regardless on the close date? Side note, any plans for a wheated bourbon? :)

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Nathan, thank you for your interest in JK Williams Distilling! Investments will be collected now and will be refunded if we, for some reason, don't reach the $150k goal. However, we have a ton of momentum so I am very confident that we will reach our goal! Side note, our 4-year Gold Zephyr Bourbon is a wheated bourbon (10%), and we have plans to not only continue that offering but expand it as well.

Nick K. Mansfield, IL 4 months ago

I am really close to investing... Do I have to invest through this site, or can I do it directly with your company? Also, what are your capital expansion plans? are you building out your location, adding equipment, etc? And if so, what is the schedule for that?

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Nick, please contact me directly at 612-600-8600 to discuss this offline. I will walk you through the various options and the plans. We are, indeed, building out our production facility with new equipment, including bottling line, fermenters, and new 1000 gallon still. This equipment is all custom made and takes 6 months to build and deliver, so we are anticipating having quite a bit of new equipment on site by mid-summer. You can also reach me on my email at andy@jkwilliamsdistilling.com. Thank you for your interest and support of JK Williams Distilling!

Danny A. 4 months ago

As I decide about the investment, I was wondering if there are any opportunities for future/long-term revenue sharing? Also, as I am local in Peoria where are your outlets for products right now?

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Danny, the future revenue sharing ends with the final payback of the investment (with multiple included). We have not planned on making any additional revenue sharing plans beyond that. I would be happy to discuss with you. You can reach me any time on my mobile at 612-600-8600. We really appreciate the local support we're receiving in Peoria! Thank you for your interest in JK Williams Distilling!

Paul L. Chicago, IL 4 months ago

I supported this to bring support to small distilleries that are local to me. I want to bring back small businesses that were hurt by the pandemic and the stupid, unnecessary, and draconian restrictions by state governments

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Paul, thank you so much for participating. Yes, 2020 disrupted so many businesses and lives, some permanently. We are super excited to be back on track with our plans.

Elias G. 4 months ago

Can Someone please explain to me what happens after the business has paid back the investors? The investors get 1.5x multiple of their investment before 1/1/2029 but what happens after that? Do they still partake in revenue sharing? Or is the investment multiple the only perk?

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Elias! As you also contacted me via email, I responded there privately. However, for transparency to the rest of the discussion group, the 1.5x multiple is the only perk, unless you invest at the $1500 Barrel Club or higher, which includes a discount on all products and merchandise at our retail tasting room when that opens. Once the investment is paid back, the revenue sharing ends. Thanks for your interest in JK Williams Distilling!

Harry J. Findlay, IL 4 months ago

My Irish heritage, and the fact my Grandfather was a Cooper for Hiram Walker, combined with my love of History, and a Good Whiskey, makes investing in JK Williams and absolute pleasure.

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Harry, those are all beautiful reasons to get involved with us. Thank you! Would love to hear any stories you recall from your Grandfather's time at Hiram Walker.

Dan M. 4 months ago

Are your products available in southern Illinois near St Louis? If so, where? Thanks.

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Dan, we may not be yet, but soon as we continue to branch out across the state. Our distributor, Koerner, is based in Effingham and we have been discussing a hard push south in the state, so stay tuned. Thank you for your interest in JK Williams Distilling!

Mary K. Galesburg, IL 4 months ago

I invested because taking a chance and local -

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Mary, thank you so much for participating in our raise! Cheers!

Kirk O. Peoria, IL 4 months ago

I invested because I like whiskey!

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Kirk, thank you for participating in our raise! We greatly appreciate your support. Have a great weekend! Andy

Richard P. Alsip, IL 4 months ago

Id love to add a bottle or two to my collection. Do you ship?

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Richard, thanks for your interest and participation in JK Williams Distilling. Unfortunately, we don't ship currently and we're currently only available in Central and Southern Illinois. We are working on a couple of e-commerce solutions currently. Stay tuned.

Seth M. 4 months ago

How do the returns work? Is it a 50% return across the board no matter the size of investment?

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Hi Seth, yes it is. I am happy to discuss this with you should you have any additional questions. Thank you for your interest in JK Williams Distilling!

Seth M. 4 months ago

I would like to discuss this further. Preferably on a less public setting. What's the best way to go about that?

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

I'm in Louisville until Wednesday. I would be happy to discuss this with you offline. Please email me your contact details and we will set it up. My email is andy@jkwilliamsdistilling.com. Thanks, Andy

Lucas B. Hampshire, IL 4 months ago

Good Luck with the business

Andrew F. Peoria, IL 4 months ago JK Williams Distilling Entrepreneur

Thank you, Lucas! We appreciate your support!

James M. Peoria, IL 5 months ago

Happy to help get Peoria back on the map as a premier distillery location. Enjoyed the original JK bourbons. Now let's get some rack houses filled!

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Amen and thank you, James!

Lauren H. Peoria, IL 5 months ago

Excited to see this addition to the Riverfront! Best wishes for amazing success!

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Awesome! Thank you Lauren. We share your excitement and are looking forward to helping revitalize the riverfront, as well as renovate an empty building.

Matthew C. Peoria, IL 5 months ago

I cannot wait to see what JK Williams is able to do in the Peoria area! Happy to be able to play a small part and only wish I could make a bigger impact.

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Hi Matthew, thank you for your interest in JK Williams! We appreciate all levels of participation and we are happy to have you aboard.

Reagan G. 5 months ago

Are you committed to staying in the Peoria area long term? A main part of the appeal to me (I'm a run and vodka guy) is helping out a local business.

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Hi Reagan, thank you for your interest in JK Williams Distilling! We are committed to staying in the area long term and part of that plan is purchasing and repurposing previously empty buildings, particularly the one on the riverfront. We do plan on releasing rum and vodka in the future. Our head distiller spent 8 years at Bayou Rum as their head distiller and brings a wealth of rum experience to the team. He and his team at Bayou won over 100 awards during his time there, so we are really excited to have him aboard. Please let me know if I can answer any additional questions.

Patricia S. Morton, IL 5 months ago

From looking at your business plan filed with the SEC, it appears that your projected price points are rather "upscale". Do you think the pricing is realistic given the economy and the pricing of similar products? And, are your sales estimates based on these high price points?

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Hi Ann, thank you for your interest in and feedback to JK Williams Distilling. The respective price points were arrived after quite a bit of research in the marketplace. We also took into account the age of our products and limited availability of our first releases. The prices have been validated by the terrific market response to our releases and sell-through velocity through our retail outlets. All of our retail outlets have placed repeat order, some 4-5 times. We will, of course, continue to monitor the market pricing and will adjust as necessary in the future.

Duncan R. 5 months ago

How much product is currently on hand from the previous iteration of the distillery? I know the rollout of your 4-year bourbon has gone well, but I'm concerned about the possibility of a revenue gap if the supplies of existing spirit run out before your new product is ready. Is there enough existing supply to keep retailers and bars stocked until your new batches are ready? If not, is there a plan in place to fill this gap, i.e. by distilling non-aged spirits?

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Hi Duncan, we have enough inventory for another release of bourbon and rye in 2021. We are actively working on plans to "bridge the gap" until our newly produced products age properly, which will be 3-4 years. We are also launching gin, vodka, and rum (all unaged) in 2021. Look for us to bring some cool innovations to the market for sure. Thank you for your interest in JK Williams Distilling!

William S. East Peoria, IL 5 months ago

I was curious about this as well. Have you considered purchasing someone else's barrels for blending / bottling. I understand you might not want to do that with the brand but it is an option for continued revenue while waiting on your new bourbon.

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

That is exactly what we are going to do, but in a very exacting methodology and procure the best available out there and blend it into a new brand, all selected and blended by our master distiller. You won't be disappointed in what we release.

William S. East Peoria, IL 5 months ago

Have you already purchased or leased the riverfront property?

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Hi Bill, the riverfront property is under a purchase agreement currently and we're hoping to close on that in February. Thanks for your interest in JK Williams Distilling!

Justin L. Washington, IL 5 months ago

Are you still on track to close on the riverfront property in February?

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Hi Justin, we think we are on track with the closing. We have everything necessary in with the SBA, so it's looking good, albeit behind where we would like to be at this juncture. Thank you for your interest in JK Williams Distilling!

William S. East Peoria, IL 5 months ago

Have you already purchased or leased the riverfront property?

Mike M. 5 months ago

Hello, I am interested in investing but I am curious as to your past. What happened to cause the closure of your East Peoria location and what is different going forward to give me confidence in your plans?

Andrew F. Peoria, IL 5 months ago JK Williams Distilling Entrepreneur

Hi Mike, thank you for your interest in investing in our project! My past has been primarily leading the US division of a global UK-based networking equipment distributor, but I was on the board of directors of a Texas craft brewery for 12 years. The family who originally launched JK Williams in 2012 made the decision, for a variety of reasons, to cease production in 2018, and we acquired the distillery in 2019. We have spent a great amount of time planning and executing the relaunch and reimagination of the brand. Our current team is awesome, and includes a new head distiller with a huge amount of industry experience and history of awards, along with board members with major label experience, including Woodford Reserve. I can't fully explain the past iteration of JK Williams as we weren't involved then but they produced quality products that have stood the test of time and we plan on expanding on this foundation. I am happy to discuss our plans at any time. Please feel free to contact me directly and I can outline the plans more clearly. We are extremely excited about where we're heading and it would be great to have you aboard!

Angie & Bill B. 6 months ago

What happens if we invest and you do not meet your minimum investment target?

Andrew F. Peoria, IL 6 months ago JK Williams Distilling Entrepreneur

Hi Angie and Bill, we believe we will be able to hit our goal in this raise once we get some momentum going. It's bit like connecting dots and getting the word out. Nonetheless, I have personally been depositing personal funds to keep the business moving and will continue to do so if necessary.

LON I. Cheshire, CT 6 months ago

hi-- I can see that the is some cash in the business. Are you selling any product now. What are monthly sales, all expenses-- remove your labor-- just simple math please

Andrew F. Peoria, IL 6 months ago JK Williams Distilling Entrepreneur

Hi Lon, yes, we released our 4-year bourbon and rye whiskey on October 1 and we are already in retail outlets. Monthly sales are approaching $20,000. Current expenses are approximately $30,000.

LON I. Cheshire, CT 6 months ago

Hi. I am trying to figure out that i will be paid back. Are monthly expenses $30k so you are loosing $10k month. Just trying to figure out where the cabinet will come from for the repayment

Andrew F. Peoria, IL 6 months ago JK Williams Distilling Entrepreneur

Lon, we are two months into our launch so we anticipate negative cash flow for the first year. However, we are ramping up production in 2021 and opening our retail homeplace experience so revenues are forecasted to jump significantly next year. We are also forecasting a significant jump in sales to on-premise bars and restaurants once things open up again next year. We are currently being hampered on our promotional efforts due to the pandemic.

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